Exhibit 4.2

SHAREHOLDERS’ AGREEMENT

THIS SHAREHOLDERS’ AGREEMENT is made on 25/02/2022

BETWEEN:

(1)	THE PERSONS NAMED IN SCHEDULE 1 (collectively the “Existing Shareholders” of LDR Pte. Ltd. (Company Registration Number: 200816882D), a company duly incorporated in Singapore and having its registered office at 1004 Toa Payoh North #04-12, Singapore 318995 (the “Company”) and individually an “Existing Shareholder”); and

(2)	THE COMPANY; and

(3)	THE PERSON NAMED IN SCHEDULE 2 (the “Investor”)Investor.

(collectively, the “Parties” and individually, a “Party”).

WHEREAS:

(A)	The Existing Shareholders have requested the Investor to participate in the ownership of the issued share capital of the Company and the Investor has agreed to acquire the 174,400 new Shares to be issued by the Company for a total consideration of US$1,500,000 to be paid as per Schedule 2.

(B)	On completion and full payment of the new Shares issued hereof, the Shareholders shall hold the number and proportion of Shares as set out in Schedule 3.

(C)	The Existing Shareholders have previously signed a shareholders’ agreement amongst themselves dated 30 December 2014 (“Previous SHA”). This Shareholders Agreement shall supersede the Previous SHA.

IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

In this Agreement, unless the subject or context otherwise requires, the following words and expressions shall have the following meanings:

“Act”	means Singapore’s Companies Act. Cap. 50;

“Affiliate”	means, with respect to a Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. Without limiting the generality of the foregoing, in the case of a natural Person, shall include such Person’s spouse, children, parents, siblings, spouse’s parents, spouse’s siblings and their spouses, children’s spouses, siblings’ spouses, and any other Person that directly or indirectly controlled by any of the aforesaid Persons;

“Applicable Laws”	means, with respect to any Person, any and all applicable constitutions, treaties, statutes, laws, by-laws, regulations, ordinances, codes, rules, rulings, judgments, rules of common law, orders, decrees, awards, injunctions or any form of decisions, determinations or requirements of or made or issued by, governmental, statutory, regulatory, administrative, supervisory or judicial authorities or bodies (including without limitation, any relevant stock exchange or securities council) or any court, arbitrator or tribunal with competent jurisdiction, whether in Singapore or elsewhere, as amended or modified from time to time, and to which such Person is subject;

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“Auditors”	means such firm of auditors as may be appointed from time to time by the Company;

“Board of Directors” or “Directors”	means the directors for the time being of the Company;

“Business Day”	means a day other than a Saturday, Sunday or public holiday in Singapore, on which banks are open in Singapore for general commercial business;

“Constitution”	means the constitution, for the time being, of the Company, as the same may be amended, modified or supplemented from time to time;

“Closing” or “Completion”	means the fulfilment of the obligations for subscription, allotment, and issuance of Subscription Shares pursuant to the Subscription Agreement;

“Deed of Ratification and Accession”	means a deed of ratification and accession substantially in the form set out in Schedule 6;

“Encumbrance”

means an interest or power reserved in or over an interest in any asset or created or otherwise arising in or over any interest in any asset under a security agreement, any mortgage, assignment of receivables, debenture, lien, hypothecation, charge, pledge, title retention, right to acquire, security interest, option, pre-emptive or other similar right, right of first refusal, restriction, third-party right or interest by way of or having similar commercial effect to, security for the payment of a debt, any other monetary obligation or the performance of any other obligation and includes, without limitation, any other encumbrance, condition or security interest whatsoever;

“Equity Proportion”

means in relation to a Shareholder at any time, the proportion of the issued Shares beneficially held by such Shareholder at that time. The Equity Proportion of the Shareholders as at Completion is reflected in Schedule 3;

“Event of Default”	has the meaning ascribed to it in clause 17.l1;

“Existing Shareholders”	means the existing shareholders listed in Schedule 1;

“Founder”	means Png Bee Hin (Singapore NRIC Number S1360074J) of 481 Yio Chu Kang Road #I1-05, Castle Green, Singapore 787056;

“Group Companies”	means collectively, the Company and its subsidiaries;

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“IPO”	means initial public offering of the securities of the Company;

“Key Persons”

means any key executives, including the Founder, who hold positions in the top management tier of the Company, such as chief executive officer, chief financial officer, chief technological officer, chief strategy officer and other similar positions;

“Person”	means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity;

“Pre-Money Valuation”	means the pre-money valuation of the Company at US$25,000,000;

“Purchase Price”	means the price at which the Investor subscribed for the ordinary Shares in the Company, pursuant to the Subscription Agreement;

“Qualified IPO”

means the completion of an IPO on one of the three market tiers of NASDAQ to be agreed in writing by the Company and each of the Investor by the second anniversary after the Closing, in any case, with an offering price that implies a market capitalization of the Company and/or the Group Companies of not less than US$60,000,000 (on an enlarged share basis), and that results in gross cash proceeds to the Company of at least US$15,000,000;

“Secretary”	means the registered secretary of the Company;

“Shareholders”	means the Existing Shareholders and the Investor;

“Shares”	means the ordinary shares in the capital of the Company;

“Subscription Agreement”	means the subscription agreement entered into between the Company, the Investor and the Founder dated 4 February 2022;

“Treasury Shares”	means shares in the capital of the Company held by the Company as treasury shares;

“66% Share Repurchase”	has the meaning ascribed to it in Clause 7.5

“S$”	means the lawful currency of Singapore;

“US$”	means the lawful currency of the United States of America; and

,c%,,	means percentage.

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(a)	any reference to a statutory provision shall include such provision and any regulations made in pursuance thereof as from time to time modified or re-enacted;

(b)	the terms “related corporation” and “subsidiary” shall bear the meaning respectively ascribed to it in the Act;

(c)	references to Recitals, Clauses, Schedules and Appendices are to recitals and clauses of, and schedules and appendices to this Agreement and reference to this “Agreement” shall mean this Agreement, the Schedules and the Appendices as they may be amended or supplemented from time to time as provided herein;

(d)	words denoting persons shall include corporations and words denoting the masculine gender shall include the feminine and neuter genders; and

(e)	the headings are for convenience only and shall not affect the interpretation hereof.

2.	INFORMATION

The Company hereby undertakes to each Shareholder that:

(a)	each Shareholder will be given access to the records, financial statements and information of the Company. Further, the Company undertakes to each Shareholder that the Company will produce and deliver to each Shareholder annual audited accounts of the Company within one hundred and twenty (120) days after the end of each financial year. All financial statements of the Company to be delivered under this clause 2(a) must have been prepared in accordance with the law and on a consistent basis in accordance with accounting principles, standards and practices generally accepted in the jurisdiction in which the Company is incorporated;

(b)	the Company shall notify the Shareholders of any pending or threatened or contemplated arbitration, actions, suits or proceedings against or affecting the Company or any of its assets or properties other than any arbitration, actions, suits or proceedings in respect of the collection of debts arising in the ordinary course of business and of a value not in excess of S$50,000 or its equivalent in any other currency;

(c)	the Company will at all times comply with any applicable legislation or regulation and any condition of any authority, licence or consent relating to this Agreement and/or its business and operations, and will notify each Shareholder in writing immediately upon it being aware of any material breach or non-compliance;

(d)	save for when the 66% Share Repurchase has been effected, the Investor may, from time to time and acting reasonably, request additional information regarding the Company, its businesses or operations and the Company shall provide the Investor with such other reasonable information within 10 days of the Investor requesting such information in writing; and

(e)	save for when the 66% Share Repurchase has been effected, the Founder and the Company shall promptly provide the Investor with written notice containing full details of any offer or proposed offer it or they may receive from time to time (whether in writing or orally) from any person desiring or offering to acquire any Shares or assets of the Company.

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3.	BUSINESS OF THE COMPANY

The Company and the Shareholders agree that the business of the Company shall be the business of providing:

(a)	a mobile tech platform with augmented reality, virtual reality and eCommerce licensing solutions for the tourism, education, training and community sectors;

(b)	elearning, m-learning and location-based mobile learning solution via content design, develpment and the operation of experiential learning trails; and

(c)	skill-based training, and customized apps development solution for individuals, corporates and businesses.

and/or such other business of the Company as the Shareholders may agree from time to time.

4.	DIRECTORS

4.1	Save for when the 66% Share Repurchase has been effected, the Investor will have the right to appoint one non-executive Director on the Board of Directors of the Company.

4.2	Each of the Parties hereto agrees that the Board of Directors shall upon Closing consist of four (4) Directors, who shall be as follows:

(a)	Png Bee Hin, Leow Tze Wen (both of whom are deemed to be appointed by the Existing Shareholders) and any other person so appointed by the Existing Shareholders; and

(b)	a representative appointed by the Investor.

4.3	The chairman of the Board shall be Png Bee Hin. The appointed chairman shall have a casting vote.

4.4	The quorum necessary for the transaction of the business of the Directors shall be any two (2) Directors.

4.5	A resolution in writing signed by a majority of the Directors for the time being, and which may consist of several documents in the like form each signed by one or more of such Directors, shall be valid and effective as if it had been a resolution passed at a meeting of the Directors duly convened and held. For the purpose of this paragraph, “in writing” and “signed” include approval by telefax or email provided that in the case of such approval, the original resolution in the same terms and signed by the relevant Director or Directors shall be forwarded to the Secretary of the Company.

4.6	Meetings of the Directors shall be convened with at least seven (7) days’ notice in writing (exclusive both of the day on which the notice is served and of the day for which the notice is given) to be issued by the Secretary or the Director summoning the meeting, provided always that a majority of the Directors may waive or agree to shorter notice thereof. Any such notice may be issued by telefax or email. The notice shall contain an agenda of the matters to be discussed at the meeting and be accompanied by all such accounts, reports and documents necessary for a full discussion and resolution of the matters on the agenda.

4.7	In the event that any Director is unable to be present for a Board of Directors’ meeting (which for the avoidance of doubt shall include an adjourned meeting thereof), the said Director shall be entitled to request for the meeting to be held by means of conference telephone or similar communication equipment (whether or not equipped with the function of transmitting images) whereby all persons participating in such meeting can hear and/or see each other. Participation in a meeting of the Board of Directors in such manner shall be deemed to constitute presence in person at such meeting and shall be taken into account for the purpose of a quorum and voting. The Directors shall arrange for the Board of Directors’ meeting to be held as aforesaid upon the request of a Director.

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4.8	A Director shall not be prohibited from voting or being counted in a quorum at any Board meeting in respect of any transaction or proposed transaction in which he is or may be interested, whether directly or indirectly, provided he has disclosed the nature of his interest in accordance with Section 156 of the Act.

4.9	Each of the Parties hereto agrees that for any project or investment involving a sum of more than S$500,000, a Board resolution must be passed to approve the project or investment.

4.10	Each of the Parties hereto agrees that for any transfer of any intellectual property rights, patent and trademark belonging to the Company to another entity or individual, it must be approved by ALL Directors.

5.	GENERAL MEETINGS

5.1	The quorum at any meeting of the Shareholders shall be two (2) or more of the Shareholders present in person or by proxy and holding at least 66% of the issued Shares. Each Shareholder shall have one vote for each Share of which he is the holder. Subject to the Act and unless otherwise provided herein, all resolutions of the Shareholders shall be by way of simple majority.

5.2	Subject to the Act, meetings of the Shareholders shall be convened with at least seven (7) days’ notice in writing (exclusive both of the day on which the notice is served and of the day for which the notice is given) to be issued by the Secretary or the Director summoning the meeting. Any such notice may be issued by telefax or email. The notice shall contain an agenda of the matters to be discussed at the meeting and shall be accompanied by all such accounts, reports and documents necessary for a full discussion and resolution of the matters on the agenda.

6.	RESERVED MATTERS

6.1	The Shareholders shall procure, as far as they lawfully can, that no action is taken or resolution passed by any Group Company in respect of:

(a)	those matters set out in Part 1 of Schedule 5, save with the consent of the Investor (unless the 66% Share Repurchase has been effected, in which case such specific consent of the Investor is not required); and

(b)	those matters set out in Part 2 of Schedule 5, save with the prior written approval of a simple majority of the Board.

7.	EXIT

7.1	It is the Parties’ intention to effect a Qualified IPO as soon as practicable and in any event within two years of the date of Closing. Subject to any restrictions to which the Parties are subject, they will keep each other informed of any developments which may lead to any Qualified IPO.

7.2	Each Party acknowledges and agrees that upon a Qualified IPO, the Investor shall not be obliged to give any representations, warranties or indemnities in connection with any Group Company or its businesses (except a warranty as to title to the shares held by an Investor and as to its capacity to sell those shares).

7.3	If a Qualified IPO is not achieved within two years of the date of Closing then the Company shall, if required by the Investor, at the Company’s expense appoint a professional adviser to advise on exit opportunities and strategies and copies of such reports shall be made available to the Investor (at the Company’s cost); subject always that the 66% Share Repurchase has not been effected.

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7.4	Each Party agrees that, on a Qualified IPO, the Shareholders shall to the extent required by the applicable rules of the relevant exchange, retain such number of their shares in the Company held at the time of the Qualified IPO for such period after the Qualified IPO as is required by the applicable rules of the relevant exchange. In any event, (i) the Founder shall enter into a lock up agreement in respect of his shareholding interest for at least a six month period post completion of Qualified IPO; and (ii) the rest of the Existing Shareholders (which for the avoidance of doubt, shall exclude the Investor) shall enter into lock-up agreements in respect of their respective shareholding interest for at least a period of three months post completion of the Qualified IPO.

7.5	Each Party acknowledges and agrees that for the purpose of the IPO process, the Company is required to appoint relevant professionals (including but not limited to lawyers and auditors). Each Party acknowledges and agrees that the Company shall (i) only appoint such professionals as recommended by the Investor; (ii) grant to the Investor or its designated persons full control over the IPO process (including but not limited to the structuring of the scheme of flotation and the timing of the Company’s filing of the registration statement with the US Securities Exchange Commission or such relevant authority). In consideration of the aforementioned, the Investor hereby agrees that in the event the underwriter(s) and/or placement agent(s) appointed for the purposes of the IPO as per the recommendation of the Investor is unable to place out such number of shares in the capital of the Company (i) with an offering price that implies a market capitalization of the Company and/or the Group Companies of not less than US$60,000,000 (on an enlarged share basis); and (ii) which results in gross cash proceeds to the Company of at least US$15,000,000 (collectively, the “Failure”), and such Failure results in (i) the Company failing to list on NASDAQ notwithstanding that the Company has filed a registration statement with the US Securities Exchange Commission or such relevant authority as per instructions by the Investor and/or his designated persons; and/or (ii) achieve the Qualified IPO within the timeframe stipulated in Clause 7.3, the Investor shall allow the Company to carry out a share buy back (in accordance with the Act) of 66% of the Shares held by the Investor immediately after Closing for the aggregate consideration of S$1.00 (the “66% Share Repurchase”), provided always that the Failure is not a result of events specified in Clause 12.1(a) to (e). The Company shall have full discretion in determining whether such shares purchased by the Company are to be cancelled or held as treasury shares. For the purposes of the aforementioned share buy back, each Party acknowledges and agrees that they will execute all necessary documents and approvals to facilitate such share buy back.

8.	TRANSFERS OF SHARES

8.1	General:

8.1.1	Reference to a transfer of Shares in this Agreement includes the transfer or assignment of a beneficial, indirect or other interest in that Share or the creation of a trust or Encumbrance over that Share and reference to a Share includes a beneficial, indirect or other interest in a Share.

8.1.2	No Share may be transferred (directly or indirectly) unless the transfer is made in accordance with the provisions of this Agreement.

8.2	Deed of Ratification and Accession for Issuances and Transfers:

8.2.1	Without prejudice to clause 8.3 and notwithstanding any provision of this Agreement to the contrary, none of the Parties shall effect any transfer, mortgage, charge or other disposal of any interest in Shares nor shall the Company issue any Shares or sell or transfer any treasury Shares, to any person who is not a party to this Agreement without first obtaining from the transferee or subscriber a Deed of Ratification and Accession.

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8.2.2	The Deed of Ratification and Accession shall be in favour of the Company and all other Parties and shall be delivered to the Company at its registered office and to all other Parties. Subject to clause 8,2.1, no share transfer or issue of shares shall be registered by the Company unless such Deed of Ratification and Accession has been so delivered.

8.3	Restriction on Transfers:

The Founder and Key Persons shall not pledge, sell, dispose or transfer their shares, rights to their shares or any options granted to them in the Company, unless prior discussion with the Investor has taken place; subject always that the 66% Share Repurchase has not been effected.

8.4	Shareholding Structure:

8.4.1	In the event of an issue of new Shares, each of the Shareholders shall be entitled to subscribe for a quantity of such new Shares proportional to its Equity Proportion prior to such issuance, save that such issue of new Shares shall be consented to by the Investor in writing (unless the 66% Share Repurchase has been effected, in which case such specific consent of the Investor is not required).

8.4.2	The Company shall give written notice to the Investor of its intention to carry out further fund raising. Any such further fund raising shall be subject to prior written consent from the Investor, and will similarly be by way of issuing new shares (be it by way of the issuance of ordinary shares (regardless of share class), preferential shares, share options, convertible securities and/or similar instruments, as well as any securities issued in connection with any share split, share dividend or other event), with the shareholding interests of the then existing shareholders diluted accordingly. The Company hereby grants the Investor, and each of the Investor shall have, a first right of refusal to participate in any and all future fund raising prior to IPO and to purchase up to a pro-rata share of the new securities issued by the Company in such fund raising, such pro rata share being the Investor’s then prevailing shareholding interest in the Company immediately prior to such issuance of new securities. Such participation will be on the same terms then offered in such future fund raising. The Investor may, after the Company’s notice of further fund raising, exercise their first right of refusal by giving written notice to the Company and stating therein the quantity of new securities to be purchased by the Investor. This Clause 8.4.2 is subject always to the 66% Share Repurchase not having been effected.

8.4.3	Subject always to this Agreement, the Shareholders agree that Company may allot and issue Shares to such other person or persons (“Other Investor”) provided that such Other Investor shall execute a legally binding undertaking to be bound by the terms of this Agreement as if they were an original party hereto. Upon the execution of such an undertaking, the Shareholders shall take all such steps as are necessary to effect the allotment and issue of such Shares to such Other Investor and such Shares shall on allotment and issue rank pari passe in all respects with all issued Shares.

9.	RIGHT OF FIRST REFUSAL ON TRANSFERS

9.1	Right of First Refusal:

9.1.1	Save for a share buy back under Clause 7.5 and/or redemption under Clause 12, any transfer of Shares by a Shareholder to a party other than an Existing Shareholder shall be subject to the right of first refusal contained in this clause 9.

9.1.2	A Shareholder who wishes to transfer Shares (a “Seller”) shall, except as otherwise provided in this Agreement, before transferring or agreeing to transfer any Shares give notice in writing

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(a “Transfer Notice”) to the Company specifying:

(a)	the number of Shares which it wishes to transfer (the “Sale Shares”);

(b)	the name of the proposed transferee to whom it wishes to sell the Sale Shares;

(c)	the price per Share offered by the proposed transferee (the “Transfer Price”); and

(d)	the other terms and conditions of such sale (if any).

9.1.3	Except with the approval of the Board or as otherwise specified in this Agreement, no Transfer Notice once given or deemed to have been given under this Agreement may be withdrawn.

9.1.4	A Transfer Notice constitutes the Company as the agent of the Seller for the sale of the Sale Shares at the Transfer Price.

9.1.5	As soon as practicable following the receipt (or deemed receipt) by the Company of a Transfer Notice, the Board shall offer the Sale Shares for sale to all Shareholders (other than the Seller) (the “Continuing Shareholders”) in the manner set out in clause 9.2. Each offer must be in writing and give details of the Transfer Notice, including the number and Transfer Price of the Sale Shares offered.

9.1.6	Any transfer of Shares between Shareholders shall not be subject to the right of first refusal contained in this clause 9.

9.2	Offer and Application:

9.2.1	The Board shall offer the Sale Shares to the Continuing Shareholders, inviting them to apply in writing within the period from the date of the offer to the date 10 Business Days after the offer (inclusive) (the “First Offer Period”) for the purchase of all (and not part only) of their pro rata share (based on their respective shareholding on an as-converted basis) of the Sale Shares.

9.2.2	If, at the end of the First Offer Period, none or some but not all of the Continuing Shareholders have applied for their full pro rata share of the Sale Shares, the Board shall invite the Continuing Shareholders who have applied to buy their full pro rata share, to apply in writing within the period from the date of such invite to the date falling 10 Business Days after the invite (inclusive) (the “Second Offer Period”) for the maximum number of the remaining Sale Shares not applied for in the First Offer Period (the “Balance Sale Shares”) that they wish to buy.

9.2.3	If all of the Sale Shares have been applied for at the end of the First Offer Period or the Second Offer Period (as the case may be), the Board shall within two (2) Business Days after the end of the First Offer Period or the Second Offer Period (as the case may be) allocate the Sale Shares to the applicants in accordance with their applications, and in the case of any competition for the Balance Sale Shares (where the number of Balance Sale Shares applied for exceeds the number available), the Board shall allocate the Balance Sale Shares to each relevant Continuing Shareholder who has applied for Balance Sale Shares in the proportion (fractional entitlements being rounded to the nearest whole number) which its existing holding of Shares (on an as-converted basis) bears to the total number of the Shares held by those Continuing Shareholders who have applied for Balance Sale Shares (on an as-converted basis), which procedure shall be repeated until all Balance Sale Shares have been allocated but no allocation shall be made to a Continuing Shareholder of more than the maximum number of Balance Sale Shares which it has stated it is willing to buy.

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9.2.4	If no Sale Shares have been applied for at the end of the First Offer Period or if the total number of Sale Shares applied for at the end of the Second Offer Period is not all of the Sale Shares (as the case may be), the Board shall within two (2) Business Days after the end of the First Offer Period or the Second Offer Period (as the case may be) notify the Seller and the Continuing Shareholders of the same. During the period of eight (8) weeks following such notice, the Seller shall, subject to compliance with clause 10 and other provisions of this Agreement, be at liberty to sell all (and not some only) of the Sale Shares not applied for at the end of the First Offer Period or by the end of the Second Offer Period (as the case may be) to the transferee stated in the Transfer Notice and at any price (not being less than the Transfer Price) and on terms not more favourable to the third party transferee than the terms set out in the Transfer Notice, except that the Seller may provide representations, warranties, covenants and indemnities customary for such transfer to the third party transferee.

9.3	Completion and Transfer:

9.3.1	Upon completion of the allocation under clause the Board shall within two (2) Business Days of the completion of such allocation give written notice of the allocation (an “Allocation Notice”) to the Seller and each Shareholder to whom Sale Shares have been allocated (an “Applicant”) specifying the number of Sale Shares allocated to each Applicant and the place and time (being not less than five (5) Business Days nor more than 10 Business Days after the date of the Allocation Notice) for completion of the transfer of the Sale Shares.

9.3.2	Upon service of an Allocation Notice, the Seller must, against payment of the Transfer Price, transfer the Sale Shares to the Applicants in accordance with the requirements specified in it, by the delivery of duly executed transfer forms together with the relevant share certificates in respect of such Sale Shares to the Applicants.

9.3.3	If the Seller fails to comply with the provisions of clause 9.3.2:

(a)	the Company and each Director shall be constituted and shall be deemed to have been appointed as the true and lawful attorney, proxy and representative of the Seller with full power and authority to:

(i)	take such actions and complete, execute and deliver, in the name and on behalf of the Seller, all documents necessary to give effect to the transfer of the relevant Sale Shares to the Applicants against payment of the relevant Transfer Price to the Company; and

(ii)	(subject to the transfer being duly stamped) enter the Applicants in the electronic register as the holders of the Sale Shares purchased by them; and

(b)	the Company’s receipt of the Transfer Price shall be a good discharge to the Applicants.Upon receipt of the Transfer Price, the Company shall pay the Transfer Price into a separate bank account in the Company’s name on trust (but without interest) or otherwise hold the Transfer Price on trust for the Seller until it has delivered to the Company its share certificate(s) in respect of the relevant Sale Shares (or a duly executed indemnity for lost certificate in a form acceptable to the Board).

10.	TAG ALONG RIGHT

10.1	General:

Save where Shares have been transferred pursuant to clause 8 to the Continuing Shareholders, Clause 7.5 and/or clause 12, no transfer of any of the Shares held by a Shareholder may be made or validly registered unless the Shareholder (“Selling Shareholder”) shall have observed the following procedures of this clause 10.

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10.2	Tag-Along Notice:

10.2.1	The provisions of this clause 10 shall apply only after the right of first refusal process set out in clause 9. has been fully complied with. After the Selling Shareholder has gone through the right of first refusal process set out in clause 9, the Selling Shareholder shall give to each Shareholder (including, for the avoidance of doubt, each Shareholder who has not or who is deemed not to have exercised any of its rights of first refusal pursuant to clause 9) not less than 20 Business Days’ advance written notice of any proposed sale to a Proposed Purchaser (a “Tag-Along Notice”), which notice shall specify:

(a)	the identity of the Proposed Purchaser (the “Tag Buyer”);

(b)	the price per Share which the Tag Buyer is proposing to pay;

(c)	the manner in which the consideration is to be paid;

(d)	the number of Shares which the Selling Shareholder proposes to sell; and

(e)	the address where the notice of the number of Shares which a Shareholder wishes to sell should be sent.

10.2.2	Each Shareholder shall be entitled within seven (7) Business Days after receipt of the Tag-Along Notice, to notify the Selling Shareholder that it wishes to sell Shares held by it at the price set out in clause 10.2.1(b), by sending a notice specifying that it wishes to sell such number of Shares as is equal to:

Where:

X =	is the number of Shares held by the Shareholder who wishes to exercise the tag-along rights, on a fully-diluted basis;
Y =	is the total number of Shares (excluding Treasury Shares) on a fully-diluted basis; and
Z =	is the number of Shares the Selling Shareholder proposes to sell.

Any Shareholder who does not send such a notice within such seven (7) Business Day period shall be deemed to have specified that it does not wish to sell any Shares.

10.3	Sale to the Tag Buyer:

10.3.1	Following the expiry of seven (7) Business Days from the date the Shareholders receive the Tag-Along Notice, the Selling Shareholder shall be entitled to sell to the Tag Buyer on the terms notified to the Shareholders a number of Shares not exceeding the number specified in the Tag-Along Notice less any Shares which the Shareholders have indicated they wish to sell, provided that at the same time the Tag Buyer purchases from the Shareholders the number of Shares they have respectively indicated they wish to sell on terms no less favourable than those obtained by the Selling Shareholder from the Tag Buyer.

10.3.2	No sale by the Selling Shareholder shall be made pursuant to any Tag-Along Notice more than 60 Business Days after service of that Tag-Along Notice.

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11.	TRANSFERS OF SHARES BY THE INVESTOR

Notwithstanding clauses 9 and 10, with a prior written notice duly delivered to the Company, and subject to the Applicable Laws, the Investor may transfer the ordinary Shares held by it to any of their Affiliates provided that:

(a)	the Investor agrees not to directly or indirectly transfer any of the ordinary Shares to any competitor of the Company without the prior written consent of the Founder; and

(b)	such proposed transferee shall agree in writing to be subject to the terms and conditions of this Agreement as if it were a party to the Agreement.

12.	REDEMPTION RIGHT

12.1	Redemption Request:

Notwithstanding any provisions in this Agreement, at any time after the occurrence of any of the following events:

(a)	there is any default of the Transaction Documents, gross negligence, willful misconduct or fraud on the part of the Company and/or the Founder;

(b)	there is gross negligence, willful misconduct or fraud on the part of the Directors (save that such gross negligence, wilful misconduct and/or fraud shall not be ascribed solely to the actions of the board representative appointed by the Investor) and/or Key Persons in relation to their management of the operations or business of the Company and any of the Company’s subsidiaries;

(c)	the Company does not take steps by 31 March 2022 to commence preparation for the Qualified IPO (such as the appointment of related professionals);

(d)	the Company does not commit or provide sufficient resources to attend to the preparation and consummation of a Qualified IPO during the period commencing from the date of this Agreement until the completion of the Qualified IPO; or

(e)	the Company does not consummate the Qualified IPO within two years after the Closing and this is a direct or indirect result of any misrepresentation or misstatement to the Investor or otherwise in relation to the business, prospects, financial condition or legality of the Company’s operations and business, the Investor shall have the right to require the Company to purchase all or any portion of the ordinary Shares held by such Investor at the Purchase Price (the “Redemption”) by providing the Company with written notice specifying the number of ordinary Shares to be redeemed (the “Redemption Notice”). The Redemption shall be by way of a share buy back in accordance with the Act. For the avoidance of doubt, the rights of first refusal and tag along right under clauses 9 and 10 respectively shall not apply in the case of a Redemption.

12.2	Redemption Notice:

The Redemption Notice shall specify (i) the number of ordinary Shares to be redeemed (the “Redeemed Shares”) and the consideration for the Redeemed Shares (the “Redemption Price”); and (ii) the date of exercise of the redemption right. Promptly following receipt of the Redemption Notice from such Investor(s), the Company shall, within ninety (90) Business Days (the “Initial Redemption Period”), pay to the Investor the Redemption Price. If the Company fail(s) to pay the Redemption Price within the Initial Redemption Period, the Investor agree to extend the Initial Redemption Period for sixty (60) days (the “Extended Redemption Period”, together with the Initial Redemption Period, collectively the “Redemption Period”) provided that the assets or funds owned by the Company are reasonably believed to be sufficient for the payment of the Redemption Price in full.

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12.3	Redemption Price:

The Redemption Price for each Redeemed Share purchased pursuant to clause 12.1 shall be the Purchase Price.

12.4	Procedure:

During the Redemption Period, subject to the Applicable Laws, the Company shall, from any source of assets or funds legally available therefor, redeem the Investor subject to the Redemption Notice by paying in cash therefor the applicable Redemption Price against surrender by such hnvestor at the Company’s principal office of the certificate representing such Redeemed Share, upon which all rights of the Investor with respect to such Redeemed Share (except the right to receive the applicable Redemption Price) shall cease. The Redeemed Shares shall be either held as treasury shares or cancelled by the Company, as determined by the Existing Shareholders at the relevant time.

12.5	Insufficient Funds:

If the Company’s assets, capital or funds legally available for any redemption of the Redeemed Shares are insufficient for the payment of the Redemption Price, the Founder shall use his best efforts to recapitalize the Company such that the redemption can be effected as soon as possible after the issuance of the Redemption Notice.

13.	FINANCE

Unless otherwise agreed, in the event that the Company requires any additional funds beyond the equity contributions made by each Shareholder, the Shareholders agree that such funds shall be obtained by way of:

(a)	loans from the Shareholders (at their option) in proportion to their shareholdings in the Company on such commercial terms as they may agree with the Company; and/or

(b)	loans from third-party lenders at the best commercial terms.

14.	DIVIDEND POLICY

14.1	Subject to the provisions of this Agrement and/or unless otherwise expressly agreed to by all the Shareholders and subject to any restrictions imposed by the Company’s lenders, the Board of Directors shall decide and recommend the amount of dividends to be declared and paid out in each financial year based on the profits of the Company available for distribution in respect of each financial year (after providing for such reserves as may be required or considered appropriate by the Board of Directors to meet the financial requirements of the Company in the subsequent financial years).

15.	RESTRICTIVE COVENANTS

15.1	Restrictive Covenants:

15.1.1	The Founder hereby severally undertakes and covenants with the Investor (unless the 66% Share Repurchase has been effected, in which case this Founder’s covenant with the Investor shall terminate) and the Company that he shall not, in any Relevant Capacity, directly or indirectly, during the Relevant Period, carry on, be engaged in or be economically interested in any business in any of the Relevant Territories, which is of the same or similar type to the business of the Company or which is in competition with the business of the Company.

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15.1.2	The Founder hereby severally undertakes and covenants with the Investor (unless the 66% Share Repurchase has been effected, in which case this Founder’s covenant with the Investor shall terminate) and the Company that he shall not, in any Relevant Capacity, directly or indirectly, during the Relevant Period:

(a)	solicit with a view to the employment or engagement of, or employ or engage, any Relevant Personnel, whether as employee or consultant; or

(b)	otherwise induce or persuade, or seek to induce or persuade, any Relevant Personnel to leave or terminate his/its employment, service or engagement with any Group Company.

15.2	Reasonableness:

Each restriction set out in this clause 15 is separate and distinct and is to be construed separately from the other restrictions. The Founder hereby acknowledges and agrees that he considers such restrictions to be reasonable both individually and in the aggregate and that the duration, extent and application of each such restriction are no greater than are reasonable and necessary for the protection of the interest of the other Shareholders and the Company or the goodwill of the businesses of the Group Companies and that the consideration paid by the Investor for the Shares subscribed by the Investor pursuant to the Subscription Agreement takes into account and adequately compensates him for any restriction or restraint imposed thereby. However, if any such restriction shall be found to be void or unenforceable but would be valid or enforceable if some part or parts thereof were deleted or reduced in application, the Founder and the other Parties agree that such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

15.3	Exclusions:

Nothing contained in this clause precludes or restricts the Founder from:

(a)	holding or having an interest in the shares or other securities of a company traded on a recognised securities exchange and carrying out or doing any acts, activities or undertakings which is of the same or similar type to the business of the Company or which is in competition with the business of the Company so long as such shares or other securities is not more than five% of the issued share capital of the company or the relevant class of securities; or

(b)	holding or having an interest in any securities of any company carrying out or doing any acts, activities or undertakings which is of the same or similar type to the business of the Company or which is in competition with the business of the Company, if the prior written consent of the Investor has been obtained or save as provided herein.

15.4	Definitions:

For the purpose of this clause 15:

(a)	“Relevant Capacity” means for his own account or for that of any person, firm or company (other than any Group Company) and whether through the medium of any company controlled by him or as principal, partner, director, employee, consultant or agent;

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(b)	“Relevant Period” means, in relation to the Founder, the period during which the Founder is and remains a Shareholder and for a period of two years after the Founder ceases to be a Shareholder;

(c)	“Relevant Personnel” means, in relation to the Founder, any person who is or was during the one year period prior to the end of the Relevant Period, employed at a managerial or senior level, or engaged as a consultant, by any Group Company, and with whom the Founder shall have had dealings during such one year period prior to the end of the Relevant Period; and

(d)	“Relevant Territories” means any country in which any Group Company has business dealings.

16.	SHARES RESERVATION FOR EMPLOYEE SHARES OR SHARE OPTIONS

The Parties agree that prior to the Company’s listing on NASDAQ, an additional number of ordinary Shares or share options of the Company representing 10% of the Shares of the Company immediately following the Closing shall be reserved for the employee Shares or share options upon the Closing, provided that:

(a)	the Shares, share options and prices that may be issued pursuant to an exercise of the options will be subject to transfer restrictions to be set out in the definitive agreements prior to the completion of the Qualified IPO;

(b)	the exercise price of such options shall be as determined upon the formulation of the terms and conditions of the relevant share option plan, in consultation with the Investor; and

(c)	in any liquidation situation, all outstanding options shall become void automatically.

17.	DURATION AND TERMINATION

17.1	Event of Default:

The following events shall be deemed to constitute an Event of Default:

(a)	the entry against any individual Shareholder of an order of court having jurisdiction over him, adjudicating him a bankrupt under any applicable bankruptcy or insolvency law. If such order shall have continued undischarged or unstayed for a period of sixty (60) days or such Shareholder shall not have applied for the discharge or stay of such order within such 60-day period; or

(b)	the assignment by any Shareholder for the benefit of his creditors of all or substantially all of his property, his admission in writing of his inability to pay his debts generally as they become due or his consent to the appointment of the official assignee to be the administrator of his estate in bankruptcy; or

(c)

the acquisition, pursuant to court order or otherwise, by a creditor of any Shareholder of any rights with respect to such Shareholder’s interest in the Company or right to Company’s profits if such acquisition shall continue undischarged for a period of thirty (30) days and such Shareholder shall not have instituted and diligently prosecuted the necessary legal proceedings for the rescission or discharge of such acquisition; or

(d)	the breach by any Shareholder of his material obligations under this Agreement, and where such breach is capable of remedy, it has not been remedied within a period of thirty (30) days after receipt of a written request from any of the other Shareholders holding in aggregate at least thirty-three (33) % of the issued Shares at that time (the “Non-Defaulting Shareholders”) to do so.

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17.2	Termination upon Default:

17.2.1	An Event of Default shall entitle the Non-Defaulting Shareholders to terminate this Agreement with respect to such Shareholder (the “Terminated Shareholder”) upon notice in writing to such Shareholder.

17.2.2	In the event of termination of this Agreement with respect to such shareholder pursuant to this clause 17.2.2, the Terminated Shareholder shall be deemed to have served on the other Shareholders (the “Transferees”) a sale notice offering to sell all the legal and beneficial ownership of his or its shares (the “Termination Transfer Shares”) to the Transferees in proportion (as nearly as the circumstances permit) to their respective shareholdings in the Company (the “Deemed Offer”) in accordance with clause 7, save that the acquisition price of the Termination Transfer Shares of the Terminated Shareholder shall be the net tangible asset value of the Termination Transfer Shares as certified by the Auditors for the time being of the Company, based on the most recent monthly management accounts of the Company that may be prepared prior to the Deemed Offer.

17.2.3	Upon such transfer, the Terminated Shareholder shall cease to have any legal or beneficial interest in the Company or to have any rights or obligations under this Agreement, except with respect to any provision herein which shall survive any such termination.

17.3	Duration:

Subject to the foregoing, this Agreement shall take effect without limit in point of time but, upon the transfer by any Shareholder of the entirety of its or his Shares, he shall be released from all his obligations hereunder (other than under clause 17), provided that such transfer shall not relieve such Shareholder of any antecedent breaches by him of any of the terms and conditions of this Agreement. If following any such transfer, there are two or more Shareholders bound by the provisions of this Agreement, this Agreement shall continue in full force and effect as between the continuing Shareholders.

17.4	Mutual Termination or Termination upon IPO

This Agreement shall terminate upon the earlier of: (a) mutual consent of the Parties hereto, or (b) the consummation of the Qualified IPO. Upon such termination, the Parties shall be released from their obligations under this Agreement, except in respect of any obligation stated, explicitly or otherwise, to continue to exist after the termination of this Agreement. For the avoidance of doubt, if any Party breaches this Agreement before the termination of this Agreement, it shall not be released from its obligations arising from such breach on termination.

18.	CONFIDENTIALITY

18.1	Communications:

All communications between the Parties hereto and the Company or any of them and all information and other material supplied to or received by any of them from the others which is either marked “confidential” or is by its nature intended to be exclusively for the knowledge of the recipient alone and any information concerning the business transactions or the financial arrangements of the Parties hereto or the Company or of any person with whom any of them is in a confidential relationship with regard to the matter in question coming to the knowledge of the recipient shall be kept confidential by the recipient unless or until compelled to disclose by judicial or administrative procedures or in the opinion of its counsel, by other requirements of law, or the recipient can reasonably demonstrate that it is or part of it is, already in the public domain without a breach of this clause            whereupon, to the extent that it is public, this obligation shall cease.

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18.2	Risk of Disclosure:

The Parties hereto shall take all reasonable steps to minimize the risk of disclosure of confidential information, by ensuring that only those employees of the Company whose duties will require them to possess any of such information shall have access thereto, and that they shall be instructed to treat the same as confidential.

18.3	Obligations to Endure:

The obligations contained in this clause 1.8 shall endure after the termination of this Agreement, without limit in point of time, except and until any confidential information enters the public domain as set out in clause 17 1 above.

19.	INVESTOR INDEMNITY

19.1	To the extent permitted by law, the Company will indemnify and hold harmless the Investor, its director(s) and shareholder(s) (such director(s) and shareholder(s) to be such persons who are directors and shareholders as at Closing) against any loss, damage, claim or liability (joint or several) to which the Investor may become subject under the Securities Exchange Act of 1934 (as amended, and the rules and regulations promulgated thereunder) (the “Exchange Act”), Securities Act of 1933 (as amended, and the rules and regulations promulgated thereunder) (the “Securities Act”) and/or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises directly out of or is based directly upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the Company (or any of its agents or Affiliates) of the Exchange Act, Securities Act and/or any state securities law (“Damages”), and the Company will pay to the Investor and/or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained herein shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of the Investor and/or other aforementioned person expressly for use in connection with such registration. This Clause 19.1 is subject always to the 66% Share Repurchase not having been effected.

20.	AMENDMENT AND PREVALENCE OF AGREEMENT

20.1	Prevalence of Agreement:

In the event of any inconsistency between the provisions of this Agreement and the Constitution, the provisions of this Agreement shall as between the Shareholders prevail and the Constitution shall be deemed amended to incorporate to the provisions of this Agreement.

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20.2	Amendment and Variation:

No variation, modification or waiver of any provision of this Agreement nor consent to any departure by any Party therefrom, shall in any event be of any force or effect unless the same shall be confirmed in writing, signed by the Parties, and then such variation, modification, waiver or consent shall be effective only to the extent for which it may be made or given.

21.	ASSIGNABILITY

This Agreement, and all rights and obligations hereunder, are personal to the Parties hereto and each Party hereto shall not assign or attempt to assign any such rights obligations to any third party without the prior written consent of the other Parties hereto.

22.	NO PARTNERSHIP

The relationship between the Shareholders shall not constitute a partnership.

23.	NOTICES

23.1	All notices and communications given under this Agreement shall be in writing in the English language and shall be delivered personally, sent by registered post or courier to the addresses associated with each of the Parties as set out in Schedule 4.

23.2	The Parties shall be entitled to mutually agree in writing to serve notices and communications by way of email, and email attachments, and in such a case, shall exchange valid email addresses in writing for this purpose.

23.3	Each Party shall notify the other Parties in writing when there is any change to its details.

23.4	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by email, provided that any notice received after 5 pm on a Business Day or on any day that is not a Business Day will be deemed to have been received on the next Business Day.

24.	COSTS AND EXPENSES

All Parties shall pay their own costs incurred in connection with negotiating, preparing and completing this Agreement and the transactions contemplated in this Agreement.

25.	THIRD PARTIES

The Contracts (Rights of Third Parties) Act Cap 53B shall not under any circumstances apply to this Agreement and any person who is not a party to this Agreement (whether or not such person shall be named, referred to, or otherwise identified, or shall form part of a class of persons so named, referred to, or identified, in this Agreement) shall have no right whatsoever under the Contracts (Rights of Third Parties) Act to enforce this Agreement or any of its terms.

26.	MISCELLANEOUS

26.1	No failure, delay or indulgence on the part of any Party in exercising any power or right conferred upon such Party pursuant to this Agreement shall operate as a waiver of such power or right.

26.2	The termination of this Agreement howsoever arising shall not affect such of the provisions hereof as are expressed to survive, operate or have effect thereunder and shall be without prejudice to any right of action already accrued to any Party in respect of any breach of this Agreement by another Party.

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26.3	Save as otherwise provided herein, this Agreement shall inure to the benefit of and shall be binding upon, the Parties hereto and their respective successors, heirs, permitted assigns, executors, administrators and personal representatives.

26.4	This Agreement embodies all the terms and conditions agreed upon between the Parties hereto as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties hereto with respect to the subject matter hereof, whether such be written or oral.

26.5	If any provision of this Agreement is held or interpreted to be illegal or invalid under any law, such provisions shall be fully separable and this Agreement shall be construed as if such illegal or invalid provision had never comprised a part of this Agreement and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal or invalid provision or by the severance from this Agreement.

26.6	This Agreement may be signed in any number of counterparts, all of which taken together and when delivered to the Parties hereto shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart. The Parties further agree that this Agreement may be executed electronically, and each Party’s electronic signature shall be valid and binding.

26.7	This Agreement shall supersede the Previous SHA, and the Previous SHA shall be deemed terminated.

27.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of, or in connection with it, shall be governed by, and interpreted in accordance with Singapore law, and the Parties irrevocably submit to the exclusive jurisdiction of Singapore courts.

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IN WITNESS WHEREOF this Agreement has been entered into the day and year first written.

SIGNED by	/s/ PNG BEE HIN
Name: PNG BEE HIN

SIGNED by	/s/ LEE KAN WEE
Name: LEE KAN WEE

SIGNED by	/s/ TAY TIEN GUAN
Name: TAY TIEN GUAN

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SIGNED by	/s/ LOH KWANG IAN
Name: LOH KWANG IAN

SIGNED by	/s/ GOH CHIN TECK
Name: GOH CHIN TECK

SIGNED by	/s/ KOH PEE KEAT
Name: KOH PEE KEAT

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SIGNED by	/s/ QWEK PUAY SER JUDIE
Name: QWEK PUAY SER JUDIE

SIGNED by	/s/ ONG YU LIN
Name: ONG YU LIN

SIGNED by	/s/ EILEEN LEONG LAI PENG
Name: EILEEN LEONG LAI PENG

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SIGNED by	/s/ LAN TING SEK
On behalf of EVERSPARK TECHNOLOGY PTE LTD

SIGNED by	/s/ LEOW TZE WEN
On behalf of CITYSTATE TRAVEL HOLDINGS PTE LTD

SIGNED by	/s/ LEOW TZE WEN
On behalf of JULIA GABRIEL SINGAPORE PTE LTD

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SIGNED by	/s/ LI HUANYU
Name: LI HUANYU

SIGNED by	/s/ PNG BEE HIN
On behalf of LDR PTE. LTD.

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SCHEDULE 1

THE EXISTING SHAREHOLDERS

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SCHEDULE 2

THE INVESTOR

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SCHEDULE 3

EQUITY PROPORTION

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SCHEDULE 4

ADDRESSES OF THE EXISTING SHAREHOLDERS AND THE INVESTOR

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SCHEDULE 5

RESERVED MATTERS

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SCHEDULE 6

DEED OF RATIFICATION AND ACCESSION

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